15047413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

Raven Securities Corp. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

C/O Accounting & Compliance International 40 Wall Street 17th Floor

NEW YORK,	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg **(TEL) 212-668-8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Fady Tanios , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of RAVEN SECURITIES CORP, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

CEO
Title

X ______________________
Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Raven Securities Corporation

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS				
Current				
Cash				
Signature Bank - Checking account			$	766,463
Clearing Deposit				200,000
Commissions Receivable				578,392
Other Receivables				7,247
Prepaid Expenses				13,622
Property and equipment at cost				
Office Equipment	$	14,520		
Accumulated Depreciation		14,520		-
TOTAL ASSETS			$	1,565,724
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accrued Expenses			$	453,616
Total Liabilities				453,616
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS				
Pursuant to Suboordnated Loan Agreements				1,150,000
STOCKHOLDERS' EQUITY				
Common stock-par value $1,000	$	10,000		
Authorized -10 shares				
Issued-10 shares				
Additional paid-in-capital		90,000		
Retained Earnings		(665,188)		
Net (loss) for year	-	527,296		(37,892)
Total Liabilities and Equity			$	1,565,724

SEE NOTES TO FINANCIAL STATEMENTS

RAVEN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Raven Securities Corporation ("The Company") is a New York corporation conducting business as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts received and payable for securities and transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.
There is no material difference between settlement date and trade date accounting.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The amount of current federal, state and city income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted laws and rates. The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities. The Company's open tax years subject to examination by the relevant taxing authorities are 2011, 2012 and 2013.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Depreciation

Depreciation of property and equipment is provided for over the useful life on a straight-line basis.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

3. CONCENTRATIONS OF CASH

The company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 in member banks. At December 31, 2014, the Company's uninsured cash balance totaled $516,463.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities in the amount of $1,150,000 consisted of one note covered by subordinated loan agreements which was approved by FINRA.

The note for $1,150,000 matures on June 10, 2018 and bears a 0% interest rate.

The second note was issued to finance the payment of a FINRA penalty resulting from a 2012 examination

5. CONTINGENT LIABILITIES

There were no contingent liabilities as of December 31, 2014.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $952,883 which was $922,642 in excess of its required net capital of $30,241.

7. INCOME TAXES

As of December 31, 2014, the Company has a net operating profit of approximately $590,000 for income tax purposes. The 2014 operating profit was offset against the 2013 net operating loss carry forward of $580,115. An estimated tax accrual was recorded for based on the net taxable profit and loss as of December 31, 2014

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Raven Securities Corp.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Raven Securities Corp. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raven Securities Corp. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 13, 2015

RAVEN SECURITIES CORP

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2014

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Board of Directors of
Raven Securities Corp.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Raven Securities Corp.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in the Amended General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no exceptions;
3- Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Amended Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
February 13, 2015

RAVEN SECURITIES, CORP.
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2014

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	3,979,229
Additions		-
Deductions		(450,389)
SIPC Net Operating Revenues	$	3,528,840

Determination of General Assessment:

SIPC Net Operating Revenues:	$	3,528,840
General Assessment @ .0025		8,822

Assessment Remittance:

Less: Payment made with Form SIPC 6 in July, 2014		(4,122)
Less: Payment made with Form SIPC 7 in January 2015		(4,002)
Assessment Balance Due	$	698

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2014:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	3,528,840
SIPC Net Operating Revenues as computed above		3,528,840
Difference	$	-

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Raven Securities Corp.
C/O Accounting and Compliance Intl.
40 Wall Street 17th Floor
New York, NY 10005-1304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700 ext. 25

2. A. General Assessment (item 2e from page 2) $8.822
   B. Less payment made with SIPC-6 filed (exclude interest) (4,122 + 4,002)
   7/31/14 and 1/15/15
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 698
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $698
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $698
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raven Securities Corp.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 20 day of February, 20 15.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 14
and ending Dec 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,979,229
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	450,389
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	450,389
2d. SIPC Net Operating Revenues	$3,528,840
2e. General Assessment @ .0025	$8,822
	(to page 1, line 2.A.)